14048838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Parkland Plaza
(No. and Street)

Ann Arbor	MI	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Rydell 734-663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

699 Walnut Suite 1300	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Financial Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT RHOADES
NOTARY PUBLIC, STATE OF MI
COUNTY OF WASHTENAW
MY COMMISSION EXPIRES Aug 7 2014
ACTING IN COUNTY OF WASHTENAW

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sigma Financial Corporation

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2013

Sigma Financial Corporation
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Stockholder of Sigma Financial Corporation:

We have audited the accompanying financial statements of Sigma Financial Corporation, (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sigma Financial Corporation at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the

PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300, Des Moines, IA 50309
T: (515) 246 3800, F: (515) 246 3811, www.pwc.com/us

pwc

financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2014

Sigma Financial Corporation
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 10,068,937
Restricted cash and cash equivalents	104,034
Commissions receivable	2,679,283
Receivable from clearing broker	592,407
Interest receivable	9,718
Representative fees receivable	67,181
Other receivables	1,799,559
Fixed assets, net of accumulated depreciation	74,243
Other assets	1,773,202
Total assets	$ 17,168,564
Liabilities and Stockholder's Equity	
Commissions payable	$ 3,631,159
Management fees payable	457,848
Accounts payable and other liabilities	4,433,286
Total liabilities	8,522,293
Stockholder's equity	
Common stock, $1 par value, 50,000 shares authorized, 8,704 shares issued and outstanding	8,704
Additional paid-in capital	2,150,000
Retained earnings	6,487,567
Total stockholder's equity	8,646,271
Total liabilities and stockholder's equity	$ 17,168,564

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation
Statement of Income
Year Ended December 31, 2013

Revenues	
Commissions	$ 58,552,028
Management fees	1,500,000
Representative fees	2,169,568
Interest	134,573
Account fees and other charges	990,326
Sponsorships revenues	472,825
Other revenues	475,526
Total revenues	64,294,846
Expenses	
Commission expense	$ 49,286,378
Management fee expenses	5,871,939
Insurance	2,270,608
Litigation and legal fees	3,610,785
Regulatory and licensing fees	318,363
Clearing and brokerage	406,900
Computer support and software	536,413
Other expenses	1,277,289
Total expenses	63,578,675
Net income	$ 716,171

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances, December 31, 2012	8,704	$ 8,704	$ 1,650,000	$ 6,073,101	$ 7,731,805
Net income				716,171	716,171
Additional paid-in capital from shareholder			500,000		500,000
Distributions to shareholder				(301,705)	(301,705)
Balances, December 31, 2013	8,704	$ 8,704	$ 2,150,000	$ 6,487,567	$ 8,646,271

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 716,171
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	18,218
Changes in assets and liabilities	
Increase in receivable from clearing broker	(129,658)
Increase in commissions receivable	(277,978)
Decrease in representative fees receivable	2,924
Increase in interest receivable	(1,628)
Increase in other receivables	(1,491,160)
Increase in other assets	(165,916)
Increase in commissions payable	260,653
Increase in management fees payable	174,571
Increase in accounts payable and other liabilities	3,072,811
Net cash provided by operating activities	2,179,008
Cash flows from investing activities	
Increase in restricted cash	(15,962)
Cash flows from financing activities	
Distributions paid to shareholder	(299,191)
Additional Paid-In Capital	500,000
Net cash provided by financing activities	200,809
Net increase in cash and cash equivalents	2,363,855
Cash and cash equivalents, beginning of year	7,705,082
Cash and cash equivalents, end of year	$ 10,068,937
Interest Paid	$ 10,318

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Nature of Business

Sigma Financial Corporation ("Company") is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated under the laws of the State of Michigan in September 1983 and is wholly owned by Jerome S. Rydell.

The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, variable life insurance, variable annuity contracts, and alternative investments including 1031 tenant in common programs, real estate investment trusts, oil and gas programs through independent registered representatives which operate independent branch offices located throughout the United States of America and/or territories.

The Company operates pursuant to SEC Rule 15c3-3(K)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm, National Financial Services, LLC ("NFS"), and does not hold customer funds or safekeep customer securities.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Uses of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues and Expenses

Commission revenue, including dealer concessions from investment company shares, general securities transactions net of execution charges from NFS, alternative investments, insurance policies, annuity contracts, and servicing fees as well as related commission expense result from individual customer securities transactions are recorded on a trade date or accrual basis in the accompanying statement of income.

Representative fees consist of monthly fixed fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives such as portfolio analysis, technology support, and errors and omissions insurance which are recorded on an accrual basis.

Management fee revenues are earned from Sigma Planning Corporation ("SPC") for services provided by B-D Ops, LLC ("BD Ops"), related entities and paid by the Company for SPC (Note 3).

Account fees and other charges in the statement of income consist of fees and other charges not related to customer trade executions and other revenues earned from its relationship with the clearing firm.

The Company earns interest on its cash balances on deposit with financial institutions. A majority of the interest income is earned on Company and customer deposits with the NFS. NFS credits the Company interest based on a sharing agreement in which the Company is credited a

percentage of the interest that NFS earns on deposits, fully paid lending services and margin borrowings of customers introduced by the Company.

Sponsorship revenues are earned by providing companies the opportunity to present their products at sales and educational conferences hosted by the Company for its registered representatives. Sponsors also receive other various marketing privileges that allow for more communication to registered representatives. Sponsors are comprised primarily of life insurance and annuity companies and alternative investment sponsors that the Company offers their products and investments to customers. Sponsorship payments received in advance are recorded as unearned revenues and subsequently recognized as revenue when earned.

Other revenues in the statement of income include revenues earned in the normal course of business and consist mostly of technology support services and registration processing fees for registered representatives.

In the statement of income, commission expenses are the amounts that are due to representatives for their commissions earned. Commission expense varies for each representative and is calculated as a percentage of commission revenues. Commission expense is recorded on a trade date or accrual basis.

Management expenses are costs incurred from the Company's relationship with related entity BD Ops for services provided to the Company (Note 3).

The Company incurs insurance expenses related to the errors and omissions policy, general business insurance policies, fidelity bonds and other various insurance expenses. A majority of insurance expense in the statement of income are from errors and omissions insurance policy(s).

Litigation and legal fees consist primarily of costs incurred by the Company for the defense and resolution of various litigation, arbitrations, and complaints brought against the Company due to customer transactions (Note 4).

Regulatory and licensing expenses are comprised of fees assessed by FINRA, state regulatory agencies, and Security Investor Protection Corporation for dues and costs associated with the securities industry.

Clearing and brokerage expenses are incurred for non-trade related transactions and services that are provided to the Company by NFS. The various services that NFS provides to the Company include account maintenance, compliance tools and controls, producing trade confirmations and account statements.

The Company utilizes numerous software programs and related systems that are included in computer support and software in the statement of income. Some of the various systems and related software are used by the Company and/or registered representatives for financial planning and asset allocation, customer account servicing, and compliance.

Other expenses in the statement of income include interest expense of $10,784 and expenses related to accounting, conference costs, postage and freight, depreciation, expenses incurred for forgivable loans and transitions for registered representatives, and other expenses incurred in the normal course of business. Also included in other expenses are advertising costs of $112,023 which are expensed when incurred.

Fair Value Measurement

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I Unadjusted quoted prices in an active, accessible market to identical assets or liabilities. There are no financial assets or liabilities classified as Level I.

Level II Other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level II.

Level III Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Cash and Cash Equivalents
The Company's cash and cash equivalents consist of funds on deposit primarily in corporate checking accounts and money markets at financial institutions. Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with NFS and other financial institutions or due to the SEC securities rules and regulations. Included on the statement of financial condition are balances on deposit in special reserve bank accounts for the exclusive benefit of customers and reserve requirements under Rule 15c3-3 of the SEC in the amount of $74, a restricted cash deposit for margin requirements at NFS in the amount of $75,000, and other cash balances on deposit with other financial institutions in the amount of $28,960 as of December 31, 2013.

Commissions Receivable and Commissions Payable
Commissions receivable represents the amounts due from investment companies, insurance and annuity companies, and other product offerings for the solicitation or sale of their investments and products to customers.

Commissions payable are the amounts due to representatives of the Company for their services and sales commissions related to customer securities transactions.

Receivable from Clearing Broker
The receivable from clearing broker primarily represents the amounts owed to the Company from NFS relating to commission revenues, net of the related clearing fees and liabilities. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by NFS which are recorded on a trade date basis. Amounts receivable from and

payable to NFS are recorded net in receivable from clearing broker on the accompanying statement of financial condition in accordance with FASB ASC 210, *Balance Sheet Offsetting*.

Other Receivables
Other receivables include $1,478,587 for various claims filed with the errors and omissions insurance carrier in connection with litigation or arbitrations brought against the Company.

The Company makes periodic short term loans, promissory notes, trade receivables, and commission advances ("notes") to associated persons. These short term notes typically have stated interest rates above the prime rate and have maturities of three years or less. The interest income is recorded when earned. As of December 31, 2013 the Company had $175,802 of short term notes which is included in other receivables.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 12 years. Maintenance and repairs of assets are expensed as incurred.

Fixed assets consisted of the following at December 31, 2013:

Office equipment	$415,802
Less: Accumulated depreciation	(341,559)
Fixed assets, net of accumulated depreciation	$ 74,243

Other Assets
Included in other assets in the statement of financial condition is $1,401,846 pertaining to prepaid errors and omissions insurance expense which is amortized using the straight line method over the policy period.

On limited occasions, the Company provides financial support to newly contracted representatives by executing forgivable loans to the representative which are included in other assets in the Statement of Financial Condition. The loans have contract terms that require the representative to maintain yearly minimum production requirements for a stated period typically ranging from 3 to 7 years. The costs are amortized using a straight-line method over the stated period. The Company realizes the economic benefit once the representative reaches the minimum yearly production requirement and a portion of the loan principal is forgiven.

Income Taxes
The Company is organized and taxable under the applicable provisions of the Internal Revenue Code as an S Corporation. Under such provision, the Company is not subject to federal income tax. The stockholder is liable for the taxes, if any, on their distributive share of income. The Company is, however, subject to various state assessments and fees for brokers doing business in the state. These amounted to $25,835 for the year ended December 31, 2013 and are recorded in other expenses in the statement of income.

2. Stockholder's Equity

The Company makes periodic distributions to its stockholder based on the cash balances, net capital, and net income of the Company. Distributions are recognized when declared and included in the statement of changes in stockholder's equity. Distributions paid to the shareholder in 2013 amounted to $158,659.

Certain states require flow-through withholding of the shareholder's distributive income due to the S-Corporation election. The Company makes payment to those states on behalf of the shareholder in addition to any composite tax returns that the Company has elected to file. Distributions also include $143,046 which was recorded for shareholder withholdings of which $2,514 were payable as of December 31, 2013 and recorded in accounts payable in the statement of financial condition.

During the 2013 the shareholder contributed capital to the Company in the amount of $500,000 which was recorded as additional paid in capital.

3. Related Party Transactions

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from BD Ops, a company owned by Jerome S. Rydell and Sammons Securities, Inc., an affiliate of the Company. BD Ops has a formal management services agreement with the Company and Sammons Securities Company, LLC ("SSC"), an affiliate of the Company, whereby BD Ops provides such services to the Company and SSC. The Company pays a management fee expense to BD Ops for the services received.

Management fee expenses are computed based on the total costs incurred by BD Ops resulting from services provided to the Company and SSC. Management fee expenses are allocated between the Company and SSC based on a pro-rata share of their combined revenues and their combined number of registered representatives.

Included in the statement of income is $5,871,939 relating to management fee expenses to BD Ops of which $457,847 was payable as of December 31, 2013.

The Company receives management fee revenues from SPC, an affiliate. The management fee revenues are calculated based on the revenues of SPC, a registered investment advisor. The statement of income includes $1,500,000 relating to management fee revenues from SPC, of which $125,000 has been accrued in other receivables in the statement of financial condition as of December 31, 2013.

4. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. The Company has pending arbitrations and litigation actions as of December 31, 2013. The arbitrations and litigation have been brought against the Company for damages in the execution of securities transactions with claims ranging from $25,000 to $4,500,000. Some of the claims are not covered or in excess of errors and omissions policy limits. The outcome of litigation and arbitration are uncertain at this time. The Company has recorded a reserve for the estimated defense costs if a reasonable estimate of loss could not be made. For claims which a reasonable estimate of loss could be made the Company recorded a liability in connection with the resolution of the claims. For unasserted claims an estimate cannot be reasonably made and have not been recorded.

At December 31, 2013, the Company recorded a reserve of $4,164,727 in accounts payable and other liabilities for potential losses and costs associated with the defense of these matters and are included with litigation and legal fees in the statement of income.

5. Concentrations of Credit Risk

The Company maintains its cash balances in several accounts at NFS and two financial institutions located in Michigan and Ohio. The balances with the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2013, the Company had uninsured cash balances of $6,397,104 with the financial institutions.

The cash balances on deposit with NFS are not covered by FDIC and the uninsured amounts are $3,246,907 as of December 31, 2013.

6. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through February 28, 2014, which was the date these financial statements were issued. As of the date of issuance and subsequent to the balance sheet date the Company had an additional claim brought against the Company as part of a class action litigation. The claim has been brought against the Company for damages in the execution of securities transactions with claim amounts of approximately $2,052,750 related to transactions associated with the Company. The Company will record a reserve and estimate of loss in 2014 when one can be reasonably determined.

7. Guarantees and Indemnification

FASB ASC 460, *Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Securities transactions of the Company's customers are introduced and cleared through NFS. Pursuant to the clearing agreement, NFS has the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business. As of December 31, 2013 there has not been a material reimbursement request received or outstanding.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, SFC had net capital of $4,494,861 which was $3,926,708 in excess of its required net capital of $568,153. SFC's ratio of aggregate indebtedness to net capital was 1.90 to 1.

The Company claims exemption from Customer Protection-Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). The Company introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold customer funds or safekeep customer securities.

Supplemental Schedules

Sigma Financial Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Schedule I

Net capital		
Total stockholder's equity qualified for net capital		$8,646,271
Deductions and/or charges		
Total nonallowable assets		
Commission receivable		410,567
Representative fees receivable		67,181
Other receivable		1,799,559
Fixed assets		74,243
Other assets		1,770,493
Total nonallowable assets		4,122,043
Other deductions and/or charges		18,958
Net capital before haircuts		4,505,270
Haircuts on other securities		10,409
Net capital		$ 4,494,861
Aggregate indebtedness		$ 8,522,293
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 568,153
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		568,153
Excess net capital (net capital, less net capital requirement)		3,926,708
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 3,642,632
Ratio of aggregate indebtedness to net capital		1.90 to 1

There are no material differences between the computation above and the computation included in the SFC's corresponding unaudited Amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2013.

Sigma Financial Corporation

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3of the Securities and Exchange Commission

December 31, 2013 **Schedule II**

The Sigma Financial Corporation claims exemption under Section (k)(2)(ii) of Rule 15c3-3.

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Stockholder of Sigma Financial Corporation:

In planning and performing our audit of the financial statements of Sigma Financial Corporation (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014

Schedule III – SIPC Supplemental Report

pwc

Report of Independent Accountants

To the Stockholder of Sigma Financial Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Sigma Financial Corporation for the year ended December 31, 2013, which were agreed to by Sigma Financial Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Sigma Financial Corporation's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for Sigma Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Agreed the payment submitted with Form SIPC-6 to check number 105939 dated July 23, 2013 for $25,817 which is consistent with line 2B. In addition, agreed the payment to be submitted with Form SIPC-7 to check number 107445 dated February 20, 2014 for $27,282 which is consistent with line 2F of Form SIPC-7.

2. Compared the Total Revenue amount reported on Page 5, Line 9 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $64,294,846 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 1, revenues from mutual funds and insurance products, of $43,055,357 to the sum of general ledger accounts 1-40100, 1-40200, 1-40210, provided by the Company. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e $21,239,489 and $53,099, respectively of the Form SIPC-7. No differences noted.

5. We noted that no overpayment was included on Form SIPC-7, page 1, item 2H.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300, Des Moines, IA 50309
T: (515) 246 3800, F: (515) 246 3811, www.pwc.com/us

This report is intended solely for the information and use of management and the board of directors of Sigma Financial Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014